UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2005

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Transition Period from ............ to...............

COMMISSION FILE NUMBER 1-12333

Iomega Retirement and Investment Savings Plan
(Full title of the plan)

Iomega Corporation
(Name of issuer of the securities held in the plan)

10955 Vista Sorrento Parkway, San Diego, CA 92130
(Address of principal executive offices)

(858) 314-7000
(Registrant’s telephone number, including area code)

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2005 and 2004 and for the

Year Ended December 31, 2005

Together With Report of

Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Steering Committee and Participants of the

Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (“Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Costa Mesa, California

June 19, 2006

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Index to Financial Statements and Schedule

Page
Statements of Net Assets Available for Benefits
as of December 31, 2005 and 2004	1

Statement of Changes in Net Assets Available for Benefits	2
for the Year Ended December 31, 2005

Notes to Financial Statements	3 – 8

Schedule H, Part IV - Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2005	9

Signature	10

Exhibit Index	11

Note:      Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2005	2004
Investments, at Fair Value as Determined by Quoted
Market Price:
Fidelity Contrafund	$ 13,872,178	$ 13,408,155
Fidelity Equity Income II Fund	3,806,781	4,004,036
Spartan U.S. Equity Index Portfolio	3,322,509	3,879,582
Fidelity Magellan Fund	2,904,897	3,499,803
Fidelity Diversified International Fund	2,162,460	1,843,786
Fidelity Low Priced Stock Fund	2,142,101	2,216,303
Fidelity Asset Manager Fund	2,106,522	2,095,954
Fidelity Retirement Money Market Portfolio	2,063,956	2,504,289
Fidelity Export and Multinational Fund	1,978,459	1,768,588
Fidelity U.S. Bond Index Fund	1,663,087	2,448,964
Oakmark Select Fund	1,190,016	1,299,918
Ariel Fund	1,095,525	1,304,857
Fidelity Real Estate Investment Portfolio	989,652	629,051
Alger MidCap Growth Institutional Portfolio	720,871	601,454
Fidelity Short-Term Bond Portfolio	406,288	494,974
Iomega Stock Fund:
Common stock	342,796	829,333
Cash	1,089	41,333
Fidelity Freedom 2020 Fund	143,354	-
Fidelity Freedom 2040 Fund	9,466	-
Fidelity Freedom 2030 Fund	5,888	-
Fidelity Freedom 2035 Fund	3,946	-
Fidelity U.S. Government Reserves Fund	2,433	2,363
Fidelity Freedom 2015 Fund	808	-
Fidelity Freedom 2010 Fund	516	-

Investments at Estimated Fair Value:
Fidelity Managed Income Portfolio	1,627,492	2,667,670

Participant Loans	313,287	579,675
Total Investments	42,876,377	46,120,088

Net Assets Available for Benefits	$ 42,876,377	$ 46,120,088

The accompanying notes to financial statements are an integral part of these statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

Additions to Net Assets:
Contributions:
Employee	$ 1,747,624
Employer	862,560
Rollovers	137,299
Total contributions	2,747,483

Investment Income:
Interest and dividends	1,815,442
Net realized and unrealized appreciation in fair value of investments	1,712,395
Total investment income, net	3,527,837
Total additions, net	6,275,320

Reductions in Net Assets:
Distributions to participants	(9,497,108)
Administrative fees	(21,923)
Total reductions	(9,519,031)
Net decrease in net assets available for benefits	(3,243,711)

Net assets at beginning of year	46,120,088
Net assets at end of year	$ 42,876,377

The accompanying notes to financial statements are

an integral part of these statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description

Participation

Iomega Corporation adopted the Iomega Retirement and Investment Savings Plan (the “Plan”) effective July 1, 1985. The terms “Iomega”, “we” and “us” refer to Iomega Corporation, unless the context otherwise specifies. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. Fidelity Management Trust Company (“Fidelity”) serves as trustee and custodian of the Plan. Iomega administers the Plan through the use of a steering committee comprised of various members of management with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Eligibility, Contributions, Participant Accounts and Benefits

Full-time or part-time employees who have attained 19 years of age are eligible to participate in the Plan on their first day of employment. Each employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its allocation to the various investment funds within the Plan. Elected contribution percentages can range from 2 percent to 50 percent of qualifying gross compensation (base compensation and any bonus or profit sharing payments) on a before-tax basis, subject to IRS limitations.

Employer matching contributions consist of a basic match of up to $750 per participant, an additional basic match of 60 percent of a participant’s contributions over $750 up to 8 percent of eligible earnings and a discretionary performance match with a range from 0 percent to 3 percent of eligible earnings, subject to limits imposed by the IRS. The employer contributions for the basic and additional basic match for 2005 were $862,560. There was no discretionary performance match in 2005. The allocation of employer contributions are directed by the participant based on the employee contribution allocation to the Plan funds. After two years of service, employees become fully vested in all matching contributions. Until the completion of two years of service, employees are not vested in matching contributions. On July 18, 2005, our Compensation Committee approved an amendment to the Plan. The Amendment allows us, at our discretion at any time, or from time to time, to change, suspend or eliminate the employer matching contributions by changing the matching percentages and/or the dollar or percentage limits on the compensation eligible to be matched. This Amendment is effective for all compensation eligible to be matched after July 18, 2005.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(1) Plan Description (Continued)

Each participant account is credited with the participant’s contribution and an allocation of (a) the employer’s matching contribution and (b) Plan net earnings which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant’s contributions, as defined. Allocations of Plan net earnings and administrative expenses, when applicable, are based on participants account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, for any reason, participants may elect to roll over or direct transfer into another employer’s qualified plan or an IRA, receive payment from their accounts in a lump sum, periodic installments or under certain circumstances, an annuity. Participants with a vested account balance exceeding $1,000, whose employment with us has been terminated, have the option of leaving their money in the Plan. Employee participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.

Investment Options

Employees can currently direct their contributions into any of 25 different investment options. The Plan also has two investment options into which no new contributions (either through payroll contributions or through transfers) could be made (Magellan Fund and U.S. Government Reserves Fund). No sales charge is levied on the funds managed by Fidelity; however, an annual fee is charged by Fidelity to cover the operating expenses of each fund including the investment advisory fee. This fee is deducted from the investment return of each fund.

Participant Loans

Participant loans consist of promissory notes executed by participants. With the Plan’s consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant’s vested account balance. The outstanding balance of all prior loans under the Plan or any other plan maintained by Iomega or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 2005, outstanding loans bore interest at rates ranging from 6.5% to 9.5%. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time generally not to exceed 10 years. All loans, regardless of term, become due and payable when the participant’s employment with us terminates.

Termination of the Plan

Although it has not expressed its intent to do so, Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. In the event the Plan is terminated, participants would become 100% vested.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(2) Summary of Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investment Valuation

The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits. Mutual funds are valued at net asset value as reported by the fund (quoted market prices). Iomega Common Stock Fund shares which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in common collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Participant loans are reported at book value, which approximates fair value.

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year and the related fair value on the day investments are sold with respect to realized appreciation (depreciation) or on the last day of the year for unrealized appreciation (depreciation).

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(2) Summary of Accounting Policies (Continued)

Forfeitures

Non-vested benefits which are forfeited are utilized to reduce our contributions to the Plan. During the year ended December 31, 2005, we utilized $70,000 of forfeitures to reduce contributions to the Plan. As of December 31, 2005 and 2004, approximately $66,000 and $55,000, respectively, of forfeitures, included in the Retirement Money Market Portfolio in the accompanying financial statements, had not yet been utilized by us.

Administrative Expenses

Per the Plan document, the administrative expenses of the Plan may be paid by us or from Plan assets. We have been paying the administrative expenses relating to the investment and management of Plan funds, including legal and accounting fees, except operating expenses of the investment funds which are deducted directly from investment returns by Fidelity (as noted in “Investment Options”). Participant maintenance fees related to account balances maintained by former employees are paid for out of these former employees’ accounts. Loan origination and loan maintenance fees are deducted from participants’ accounts who have taken out loans. These amounts are recorded in “administration fees” in the accompanying financial statements.

New Accounting Guidance

On December 29, 2005, the staff of the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” This FSP describes the limited circumstances in which certain investment contracts are to be reported at contract value rather than fair value and provides a definition of a fully benefit-responsive investment contract. In addition, this FSP provides guidance in regards to financial statement presentation and disclosure of fully benefit-responsive investment plans. This FSP applies to investment companies (called funds in the FSP) that issue fully benefit-responsive investment contracts. The effective date for this FSP is the last day of the annual period ending after December 15, 2006. We still need to evaluate the impact of this FSP as it relates to the Plan.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(3) Investments

During 2005, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated / (depreciated) as follows:

Net Change in Fair Value:

Investments Valued at Fair Value as Determined
by Quoted Market Prices:
Mutual Funds	$ 2,086,891
Iomega Stock	(374,496)
1,712,395
Investments Valued at Estimated Fair Value:
Common Collective Trust (Managed Income Portfolio)	-
Net appreciation in fair value of investments	$ 1,712,395

The following table presents the fair values of investments.

	As of December 31,
	2005	2004
Investments, at Fair Value as Determined by Quoted
Market Price:
Fidelity Contrafund *	$ 13,872,178	$ 13,408,155
Fidelity Equity Income II Fund *	3,806,781	4,004,036
Spartan U.S. Equity Index Portfolio *	3,322,509	3,879,582
Fidelity Magellan Fund *	2,904,897	3,499,803
Fidelity Diversified International Fund *	2,162,460	1,843,786
Other Mutual Funds	14,522,888	15,366,715
Iomega Stock Fund	343,885	870,666
	40,935,598	42,872,743

Investments, at Estimated Fair Value:
Fidelity Managed Income Portfolio	1,627,492	2,667,670

Participant Loans	313,287	579,675
Total Investments	$ 42,876,377	$ 46,120,088

* Investments that represent 5% or more of the Plan’s net assets are separately identified.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(4) Tax Status

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (“IRC”). The Plan is intended to qualify under Section 401(a) of the IRC. The IRS issued a favorable determination letter dated February 13, 2001, ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan’s steering committee and legal counsel believe that the Plan, as amended, is qualified and continues to be designed and operated in accordance with applicable IRC requirements.

(5) Party-in-Interest

The plan engages in certain transactions involving Fidelity, the Plan's trustee and custodian, and Iomega Corporation, the Plan's sponsor. Both Fidelity and Iomega Corporation are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of Iomega Corporation's common stock and investing Plan monies in mutual funds and common collective trust funds managed by Fidelity. Fees paid to Fidelity for the year ended December 31, 2005 were not material. Investments managed by Fidelity amounted to $36,203,571 and $38,163,611 as of December 31, 2005 and 2004, respectively. Investments in Iomega Corporation common stock amounted to $343,885 and $870,666 as of December 31, 2005 and 2004 respectively.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV - LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of Issuer,
	Borrower, Lessor	(c) Description	(d) Cost ***	(e) Current
	or Similar Party	of Investment		Value
*	Fidelity Management Trust Company	Fidelity Contrafund - 214,209 units		$ 13,872,178**

*	Fidelity Management Trust Company	Fidelity Equity Income II Fund - 166,526 units		3,806,781**

	Spartan U.S. Equity Index Fund	Spartan U.S. Equity Index Portfolio - 75,238 units		3,322,509**

*	Fidelity Management Trust Company	Fidelity Magellan Fund - 27,291 units		2,904,897**

*	Fidelity Management Trust Company	Fidelity Diversified International Fund - 66,455 units		2,162,460**

*	Fidelity Management Trust Company	Fidelity Low Priced Stock Fund - 52,451 units		2,142,101

*	Fidelity Management Trust Company	Fidelity Asset Manager Fund - 131,247 units		2,106,522

*	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio - 2,063,956 units		2,063,956

*	Fidelity Management Trust Company	Fidelity Export and Multinational Fund - 93,148 units		1,978,459

*	Fidelity Management Trust Company	Fidelity U.S. Bond Index Fund - 152,577 units		1,663,087

*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio - 1,627,492 units of common collective trust		1,627,492

	Oakmark Funds	Oakmark Select Fund - 36,171 units		1,190,016

	Ariel Mutual Funds	Ariel Fund - 21,880 units		1,095,525

*	Fidelity Management Trust Company	Fidelity Real Estate Investment Portfolio - 31,760 units		989,652

	Alger Institutional Funds	Alger MidCap Growth Institutional Portfolio - 43,114 units		720,871

*	Fidelity Management Trust Company	Fidelity Short-Term Bond Portfolio - 45,856 units		406,288

*	Iomega Corporation	Iomega Stock Fund - 137,669 units		343,885

*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund - 9,745 units		143,354

*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund - 1,072 units		9,466

*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund – 392 units		5,888

*	Fidelity Management Trust Company	Fidelity Freedom 2035 Fund - 323 units		3,946

*	Fidelity Management Trust Company	Fidelity U.S. Government Reserves Fund - 2,433 units		2,433

*	Fidelity Management Trust Company	Fidelity Freedom 2015 Fund - 70 units	808

*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund - 37 units	516

*	Fidelity Management Trust Company	Participant loans - Interest rates ranging from 6.5% to 9.5%	313,287

	* Denotes party-in-interest.
	** Represents 5% or more of the fair value of net assets available for Plan participants.
	*** Cost information is not required under ERISA as the investment options are participant directed.

                                                                                                               9

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

(Name of Plan)

______________	/s/ Sheree Lupton
Dated: 06/22/06	Sheree Lupton
Director, Human Resources

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – BDO Seidman, LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 033-62029 and 333-64921) pertaining to the Iomega Retirement and Investment Savings Plan of Iomega Corporation of our report dated June 19, 2006, with respect to the financial statements and schedule of the Iomega Retirement and Investment Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Costa Mesa, California

June 22, 2006

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